UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of November 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    November 9, 2004                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

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                                      ------------------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        04-32-TC

FOR IMMEDIATE RELEASE:     November 8, 2004


           TECK COMINCO ANNOUNCES APPOINTMENT OF DONALD R. LINDSAY AS
                      PRESIDENT, EFFECTIVE JANUARY 1, 2005

Vancouver, B.C. -- Dr. Norman B. Keevil, Chairman and David A. Thompson, Deputy Chairman and CEO, announced the appointment of Donald R. Lindsay as President, effective January 1, 2005.

Mr. Thompson said that Mr. Lindsay, 46 and a mining engineer by training, is currently President of CIBC World Markets Inc. and Head of Canadian Investment and Corporate Banking as well as Head of the Asia Pacific Region. He has played a major role in building CIBC World Markets into one of the premier mine financing firms in the world since joining its predecessor, Wood Gundy, 20 years ago. He said that Mr. Lindsay was selected after an extensive survey by Heidrick & Struggles, an executive search firm which had done an excellent job for the company.

Dr. Keevil said that it is expected that Mr. Lindsay will be appointed CEO following Mr. Thompson's retirement at the Teck Cominco annual meeting next April. He said that Teck and Cominco "have been fortunate to have had a series of CEO's with different professional disciplines but with a common purpose who have contributed strongly to the development of the company over the last 20 years. Don Lindsay has the enthusiasm, experience and intellectual capacity to continue that development as we go forward". He also said that David Thompson is expected to remain on the Board as a Director, and to be in a position to continue to contribute his advice and support in that ongoing role.

Mr. Lindsay said: "I'm looking forward to the challenge of following David, who is one of the outstanding CEO's in the business, and am enthusiastic about the prospects for Teck Cominco, which combines an exceptional mix of people, reserves and financial strength as well as reputation. In the first quarter I want to take the opportunity to visit all of the coal, zinc, copper and gold operations and prospects of the company, meet the people, and get their input on where we should be positioned as we move ahead".



CONTACT: Robert Wright, Deputy Chairman              David Thompson, CEO
         (416) 862-7102                              (604) 687-1117




                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com